

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

18 April 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



05007487

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18th April 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures


SEC MAIL
RECEIVED
PROCESSING
APR 20 2005
WASH. D.C.
SECTION

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied


SEC MAIL
PROCESSING
APR 20 2005

9. Class of security

A Ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

18 April 2005

12. Total holding following this notification

676,375,679 A ordinary shares

13. Total percentage holding of issued class following this notification

5.86% of the A ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

18 April 2005

JPMorgan

The Company Secretary
MyTravel Group Plc – A Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

13 April 2005

Dear Sir,

MYTRAVEL GROUP PLC – A ORDINARY SHARES
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC has decreased its material interests in MyTravel Group Plc (the "Company") from 6.437% to 5.94%. This is a result of its subsidiary, J.P. Morgan Securities Ltd., decreasing its interests in the Company. Details are as follows:

J.P. Morgan Chase & Co. hold 676,375,679 (5.94%) 5.86%
Number of shares held by J.P. Morgan Securities Ltd.: 676,375,679 (5.94%)

Should you require any further information please do not hesitate to contact us.

Yours faithfully,



Gapsun Rhee
EMEA Surveillance


SEC MAIL
RECEIVED
PROCESSING
APR 20 2005
WASH. D.C.
209
SECTION

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 0423 • Fax: +44 (0)20 7325 4179 shoaib.shaikh@jpmorgan.com